# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WORK Medical Technology Group LTD, CIK 0001929783
CUSIP: G9767H125
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 1/88 COOK ST, 1/88 COOK ST, AUCKLAND CITY, New Zealand (Q2), 1001
Date of event which requires filing of this statement: 06/15/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0002138871-26-000001
Filed by CIK 0002138871

## Reporting persons
- Habbas Kelly Khalid: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: WORK Medical Technology Group LTD
Address of issuer's principal executive offices: 1/88 COOK ST, 1/88 COOK ST, AUCKLAND CITY, NEW ZEALAND, 1001.

## Item 2. Person Filing
Name of person filing: Habbas Kelly Khalid
Address of principal business office or, if none, residence:
15068 Mountain View Lane
Frisco, TX 75035
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Habbas Kelly Khalid: Kelly Habbas, Investor (06/16/2026)